

September 12, 2012

Via E-mail
Ira M. Birns
Executive Vice President and Chief Financial Officer
World Fuel Services Corporation
9800 Northwest 41st Street, Suite 400
Miami, Florida 33178

      **Re: World Fuel Services Corporation
            Form 10-K for Fiscal Year Ended December 31, 2011
            Filed February 23, 2012
            File No. 1-09533**

Dear Mr. Birns:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/H. Roger Schwall

                              H. Roger Schwall
                              Assistant Director